Exhibit 99.1

ICON Issues Financial Guidance for Full Year 2022

Highlights

  Full Year 2022 Revenue guidance in the range of $7,770 - $8,050 million, representing growth of 43 – 46% over Full Year 2021 Revenue guidance.
  Full Year 2022 adjusted earnings per share guidance in the range of $11.55 - $11.95, representing growth of 21 – 23% over Full Year 2021 adjusted earnings per share guidance.
  Reaffirming 2021 guidance of revenue in the range of $5,430 - $5,530 million and adjusted earnings per share in the range of $9.55 - $9.75.

DUBLIN--(BUSINESS WIRE)--January 12, 2022--ICON plc, (NASDAQ: ICLR), a world-leading clinical research organisation powered by healthcare intelligence, today announced its financial guidance for the year ended December 31, 2022. For the full year 2022, revenue is expected to be in the range of $7,770 - $8,050 million, representing growth of 43 – 46% and adjusted earnings per share is expected to be in the range of $11.55 - $11.95, representing growth of 21 – 23%, over Full Year 2021 revenue and adjusted earnings per share guidance, respectively. Adjusted earnings per share to exclude amortization, stock compensation, foreign exchange and transaction-related / integration-related adjustments.

CEO Steve Cutler commented, “As the world’s largest and most comprehensive CRO, ICON is well positioned to lead the market as the healthcare intelligence partner of choice in clinical development. We saw strong demand from customers that resulted in a trailing twelve month book to bill of 1.3x and total backlog of $18.6 billion at the end of the third quarter 2021. With our solid performance in 2021 coupled with continued strength in the broader industry environment, we expect growth of 43 – 46% in revenue to a range of $7,770 - $8,050 million and adjusted earnings per share to increase by 21 – 23% to a range of $11.55 - $11.95 for the full year 2022.”

The full year 2022 financial guidance assumes:

  US dollar to Euro exchange rate of $1.15.
  An effective tax rate of circa 16.5%.
  Days Sales Outstanding of circa 25 - 30 days.
  Circa $1bn free cash flow and capital expenditures of circa $150 million.
  No share repurchase or M&A activity included in the above guidance.

With respect to 2021, the company reaffirmed its current guidance of revenue in the range of $5,430 - $5,530 million and adjusted earnings per share in the range of $9.55 - $9.75.

About ICON plc

ICON plc is a world-leading clinical research organisation powered by healthcare intelligence. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organisations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 37,960 employees in 159 locations in 53 countries as at September 30, 2021. For further information about ICON, visit: www.iconplc.com.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

Source: ICON plc

ICON/ICLR-F

Contacts

Investor Relations 1 888 381 7923

Brendan Brennan Chief Financial Officer + 353 1 291 2000

Kate Haven Vice President Investor Relations +1 888 381 7923